Exhibit 99.5

Time Sensitive

Materials

Depositary’s Notice of Shareholders’ Meeting of Sky-mobi Limited

ADSs:	American Depositary Shares.

ADS CUSIP No.:	83084G109.

ADS Record Date:	November 14, 2014

Meeting Specifics:	Annual General Meeting to be held on December 29, 2014 at 2:00 P.M. (China Standard Time) at MGM MACAU, Avenida Dr. Sun Yat Sen, NAPE, Macau (the “Meeting”).

Meeting Agendas:	Please refer to the Company’s Notice of Annual General Meeting enclosed herewith.

ADS Voting	On or before 10:00 A.M. (New York City time) on December 22, 2014.
Instructions Deadline:

Deposited Securities:	Common shares, par value $0.00005 per share, of Sky-mobi Limited, a company incorporated under the laws of the Cayman Islands.

ADS Ratio:	8 common shares to 1 ADS.

Depositary:	Citibank, N.A.

Custodian of	Citibank, N.A. - Hong Kong Office.
Deposited Securities:

Deposit Agreement:	Deposit Agreement, dated as of December 15, 2010, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on December 22, 2014.

Note that if you do not timely return the Voting Instructions to the Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that the Meeting will be held at the date, time and location identified above.* Copies of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to vote, or cause the Custodian to vote (by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

Please note that pursuant to the Cayman Islands Law and Section 4.10 of the Deposit Agreement, the Depositary (or the Custodian) will vote on a show of hands unless a poll is demanded. When voting is made by show of hands, the Depositary shall vote or shall instruct the Custodian to vote all Deposited Securities in accordance with instructions received from a majority of Holders giving instructions. In case of a poll, the Depositary shall vote or cause the Custodian to vote the Deposited Securities in accordance with the instructions as received from the Holders giving instructions.

Please further note that, as set forth in Section 4.10 of the Deposit Agreement, under the Articles of Association of the Company as in effect of the date thereof), a poll may be demanded at any meeting by the chairman or any shareholder present in person or by proxy. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of the ADSs.

Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if voting is by poll and the Depositary shall not have received the Voting Instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy will be given by the Depositary with respect to any matters as to which the Company informs the Depositary that (a) it does not wish such proxy to be given;

(b) substantial opposition exists; or (c) the rights of Holders may be materially adversely affected.

Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

In addition, please note that the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set

forth in its entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

__________

* As set forth in the Deposit Agreement, Holders of record of ADRs as of the close of business on the ADS Record Date, will be entitled, subject to any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited

Securities represented by such Holders’ ADSs.